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FEB 27 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEGIS ENERGY ADVISORS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 THIRD AVENUE, 6th FLOOR
(No. and Street)

NEW YORK, (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARFIELD L. MILLER, III (212) 245-2552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/21/12

OATH OR AFFIRMATION

I, GARFIELD L. MILLER, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEGIS ENERGY ADVISORS CORP., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PETER H. COOPER
Notary Public, State of New York
No. 02CO5059941
Qualified in NEW YORK County
Commission Expires MAY 6, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS ENERGY ADVISORS CORP.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2011

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AEGIS ENERGY ADVISORS CORP.

CONTENTS

DECEMBER 31, 2011

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

AEGIS ENERGY ADVISORS CORP.

I have audited the accompanying statement of financial condition of Aegis Energy Advisors Corp., as of December 31, 2011, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Aegis Energy Advisors Corp., as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arnold G. Greene

February 15, 2012

AEGIS ENERGY ADVISORS CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Current assets:

Cash and equivalents		$ 120,374
Marketable security owned		612
Prepaid expenses		34,579
Property and equipment, net		7,807
Security deposit		15,160
Total assets		**$ 178,532**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:

Accrued expenses		$ 32,773
Total liabilities		**32,773**
Stockholders' equity:		
Common stock, $1 par value 510 shares authorized 510 shares issued and outstanding	$ 510	
Additional paid-in-capital	717,499	
Accumulated deficit	(626,000)	
Accumulated other comprehensive income- pension accounting	53,750	
Total stockholder's equity		**145,759**
Total liabilities and stockholder's equity		**$ 178,532**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AEGIS ENERGY ADVISORS CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. ORGANIZATION AND BUSINESS:

Aegis Energy Advisors Corp. (the "Company"), incorporated in 1996 under the laws of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, with offices in New York City and Houston, Texas provides strategic and advisory services to clients in the global energy industry.

2. SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation: The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition and Receivables: The Company recognizes advisory fees over the term of the related contract. The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company assesses its receivables and re-evaluates the allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation: Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Income Taxes: No provision for federal income taxes has been made as the Company is an S Corporation and, as such, is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates as well as local income taxes. The Company prepares its tax returns on the cash basis of accounting. Such difference in accounting methods for financial accounting and income tax reporting give rise to deferred income taxes as discussed below.

The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets tot he amount expected to be realized.

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurements and disclosure for uncertain income tax positions.

Significant Accounting Policies:

Employee Lease Costs: The Company has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Company for such employee compensation and benefit amounts. This agreement is cancelable upon thirty days prior written notice and the costs associated with this arrangement are recorded as incurred.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AEGIS ENERGY ADVISORS CORP.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Income Taxes:

At December 31, 2011, the Company has available to it a net operating loss carry-forward of approximately $475,000 related to state and local income taxes expiring in fifteen years. The Company has recorded a deferred tax asset of approximately $50,000 on this carry-forward. A valuation allowance is recognized against deferred tax assets if it is more likely than not that they will not be realized in future years. Accordingly, a valuation allowance of $50,000 has been recorded against the deferred tax asset, which valuation allowance increased by that amount during 2011. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded.

The Company has not recorded an income tax expense with regard to uncertainties in income tax accounting. Accordingly the adoption of the related standard has had no effect on the Company's financial statements.

Note 4 – Property and Equipment:

Property and equipment at December 31, 2011 consists of the following:

Furniture and fixtures	$	4,107
Computer equipment		11,595
Software		20,000
		35,702
Accumulated depreciation and amortization		27,895
	$	7,807

Depreciation and amortization expense amounted to $9,356 for the year ended December 31, 2011.

Note 5 – Line of Credit:

The Company has a $25,000 revolving line of credit with a financial institutions. Advances on the credit line are re-payable on demand and carry an interest rate of 8% over the bank's prime rate. The effective rate was 11.25% at December 31, 2011. At such date, there was no outstanding balance under the line.

Note 6 – Concentrations:

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.
For the year ended December 31, 2011, two customers accounted for approximately 44% and 21% respectively, of the Company's fee revenues.

AEGIS ENERGY ADVISORS CORP.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 7 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2011, the Company had a net capital of $88,170, which exceeded its requirement of $5,000 by $83,170. The Company's ratio of aggregate indebtedness to net capital was .37 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

Note 8 – Commitments and contingencies:

The Company has two lease agreements for office space plus expenses for office administration, phone and maintenance. The NY lease agreement expires in February 2012. The Texas lease is on month-to month basis. Rent expense for the year ended December 31, 2011 was $130,435.

Note 9 – Benefit Plan:

Effective January 1, 2006, the Company established a qualified non-contributory defined benefit pension plan (the "Pension Plan") covering two participants who met certain age and eligibility requirements. The benefits are based on years of service and the participants' compensation. The benefits become vested after three years of service. Upon the participant's retirement at age of 65, the accrued benefit is to be paid on a monthly basis over the estimated life of the participant. The company's funding policy is to contribute the amount necessary to fund the accrued benefits under the Pension Plan. Pension Plan assets are invested in guaranteed annuity contracts issued by Guardian Life Insurance Company. Plan benefits to participants were curtailed effective December 31, 2008. The Pension Plan cost accrued in 2011 was a benefit of $21,726. No contributions were made for the plan year 2011.

The Company utilized the accounting method for defined benefit pension and other postretirement plans, which requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans.

AEGIS ENERGY ADVISORS CORP.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(Note 9 – Benefit Plan continued)

Net periodic pension expense (income) for 2011 includes the following components:

Service cost	$ -
Interest cost	26,291
Expected return on assets	(37,427)
Amortization of gain	(10,590)
Net Periodic Pension Income	$ (21,726)

The following table sets forth the funded status as of December 31, 2011 and the amounts recognized in the statement of financial condition:

Reconciliation of Funded Status as of December 31, 2011:

Fair value of plan assets	$ 480,465
Benefit Obligations	465,480
Funded status at end of year, recognized as an asset (included with prepaid expenses and other assets)	$ 15,985

The amount recognized in other comprehensive income for 2011 is as follows:

Balance, January 1, 2011, as previously reported	$ (89,144)
Unrecognized net loss – reported in other comprehensive loss	(35,394)
Balance, December 31, 2011	$ (53,750)

The balance in accumulated other comprehensive income consists of:

Unrecognized net gain	$ (53,750)

Assumptions used in accounting for the defined benefit pension plan are as follows:

Weighted average discount rate	6.00%
Weighted average rate of compensation increase	0.00%
Weighted average of expected return on plan assets	8.00%

The assets are 100% invested in annuity contracts.

Note 10 – Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 15, 2012, the date the financial statements were available to be issued.